SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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In the Matter of
                                                 CERTIFICATE
New Century Energies, Inc.
                                                     OF
File No. 70-9341
                                                NOTIFICATION
(Public Utility Holding Company
Act of 1935)

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      This  Certificate of Notification is filed by New Century  Energies,  Inc.
("NCE"),  a  Delaware  corporation,  pursuant  to Rule 24.  Such  filing is made
pursuant   to  NCE's  Form  U-1   Application-Declaration,   as   amended   (the
"Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated February 26, 1999 (HCAR No. 26982) (the "Order") in the above-referenced file. The Order directed that NCE file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of each calendar quarter. As such, this certificate reports information related to the period January 1, 1999 through December 31, 1999. In summary, the Order provides for NCE to report information relating to its
investments  in  exempt  wholesale   generators  ("EWGs")  and  foreign  utility
companies ("FUCOs") (collectively "Exempt Entities"). For the purposes of this report, Yorkshire Power Group Ltd. ("Yorkshire Power"), which indirectly holds Yorkshire Electricity Group plc, and The Independent Power Corporation plc ("IPC") will be treated as FUCOs. Such required information is as follows:

a. NCE's aggregate investment in Exempt Entities, as computed in accordance with rule 53(a):

   NCE's aggregate investment in Exempt Entities at December 31, 1999 is $377.9 million or 48.1% of retained earnings.
b. NCE's aggregate investment in Exempt Entities as a percentage of the following:

    As a percentage of total capitalization                   6.1%

    As a percentage of net plant                              6.0%

    As a percentage of total consolidated assets              4.5%

    As a percentage of market value of common equity
       and retained earnings                                 10.7%
c. NCE's consolidated capitalization ratios:

    Debt as a percentage of capitalization (including
      approximately $634 million of short-term debt)         51.0%

    Equity as a percentage of capitalization (including
      mandatorily redeemable preferred securities)           49.1%


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d. NCE's market to book ratio of common stock

    Market-to-book  ratio at  December  31,  1999            1.29
e. Analysis of growth in NCE's consolidated retained earnings:

    Retained earnings growth from Exempt Entities                $40.1 million

    Retained earnings growth from all other NCE subsidiaries      38.8 million
                                                                 -----

    Total increase in consolidated retained earnings for the
      twelve months ended December 31, 1999                      $78.9 million
                                                                 =====
f. Statement of revenues and net income for the twelve months ending December 31, 1999 for each of the Exempt Entities (in millions):


      Exempt Entity                      Revenues      Net Income (Loss)
      -------------                      --------      -----------------

    Yorkshire Power Group Ltd.           $2,334.8         $89.8

    Independent Power Corporation plc         2.1           1.1

    Independent Power International             -          (2.4)

    Denver City Energy Associates, L.P.       2.7          (0.6)






                                         New Century Energies, Inc.


      Dated: February 29, 2000               By:/s/ Teresa S. Madden
                                                --------------------
                                                 Teresa S. Madden
                                                    Controller